Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

mkraines@fulbright.com	telephone: (212) 318-3000
direct dial: (212) 318-3261	facsimile: (212) 318-3400

December 3, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549-3561

Re:	Applied DNA Sciences, Inc.
Registration Statement on Form SB-2
Filed January 15, 2005
File No. 333-122848

Dear Mr. Riedler:

On behalf of Applied DNA Sciences, Inc. (the “Company”), in response to the Staff’s comment letter dated October 10, 2007 (the “Comment Letter”) in connection with Amendment No. 8 to the Company’s above-referenced Registration Statement on Form SB-2 (the “Registration Statement”), we hereby submit proposed changes to the financial statements for your review.  We do not intend to file an Amendment No. 9 to the Registration Statement until the Company’s responses to the Comment Letter have been approved.  We hope this approach is satisfactory.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request.  All responses to the accounting comments were prepared by the Company in consultation with its independent auditors.  The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.  We are providing drafts of Amendment No. 1 to the Annual Report on Form 10-KSB for the fiscal year ended September 30, 2006, Amendment No. 1 to the Quarterly Report on Form 10-QSB for the period ended June 30, 2007 and Amendment No. 2 to the Quarterly Report on Form 10-QSB for the period ended June 30, 2006, in each case both a clean and a marked copy against the prior filing, which reflect proposed final changes made by the Company in response to the comment and review process in connection with the filing of the Registration Statement.

Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis
Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 3, 2007

Amendment No. 8 to Registration Statement on Form SB-2

General

1.
We acknowledge your response to comment 1. Please amend your registration statement on Form SB-2 to reflect the revisions resulting from our comment letters dated 5/1/06; 12/13/06; 1/25/07; 3/13/07; 5/24/07; and 8/28/07, as applicable. Additionally, please refer to Item 310(g) of Regulation S-B and provide updated audited financial statements for the years ended September 30, 2006 and 2005, as well as unaudited interim financial statements and related information for the period ended June 30, 2007.

Response:  The Company has reviewed Item 310(g) of Regulation S-B and we agree to update the financial statements in our amended registration statements for the years ended September 30, 2006 and 2005, as well as include unaudited financial statements for the nine-month period ended June 30, 2007, prior to requesting effectiveness.

Notes to Condensed Consolidated Financial Information

Note I — Restatement of Quarterly Financial Statements, page F-45

2.
We acknowledge your response to comment 2. Please amend your June 30, 2007 Form 10-QSB to reflect the revised restatement information as presented to us in your letters furnished via EDGAR on July 9, 2007 and September 26, 2007.

Response: A draft of Amendment No. 1 to the Company’s Form 10-Q for the period ended June 30, 2007 is being furnished herewith to provide the requested information.

Note J – Restatement of June 30, 2006 Quarterly Financial Statements, page F-48

2.
We acknowledge your response to comment 3. Please amend your June 30, 2006 Form 10-QSB to reflect the revised restatement information as presented to us in your letter furnished via EDGAR on July 9, 2007.

Response: A draft of Amendment No. 2 to the Company’s Form 10-Q for the period ended June 30, 2006 is being furnished herewith to provide the requested information.

Notes to (Audited) Consolidated Financial Statements (Restated)

Note M – Restatement of Financial Statements, page F-91

3.
We acknowledge your response to comment 4. Please amend your September 30, 2006 Form 10-KSB to reflect the revised restatement information as presented to us in your letter furnished via EDGAR on July 9, 2007.

Response: A draft of Amendment No. 1 to the Company’s Form 10-KSB for the period ended September 30, 2007 is being furnished herewith to provide the requested information.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 3, 2007

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3261.

Very truly yours,

/s/ Merrill M. Kraines
Merrill M. Kraines

Enclosures

cc:	Mr. John Krug, Senior Staff Attorney
Mary Mast, Senior Accountant
Amy Bruckner, Staff Accountant
James A. Hayward, Applied DNA Sciences, Inc.